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Aisha Hunt aisha.hunt@dechert.com +1 415 262 4594 Direct +1 415 262 4555 Fax

December 20, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Mary A. Cole, Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of the new fund of the Registrant, the Conductor Global Fund (the “Fund”), filed with the Commission on October 11, 2013.  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post Effective Amendment No. 20 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 26, 2013.

COMMENTS TO THE PROSPECTUS

Comment 1. Please confirm that the completed fees and expenses of the Fund will be provided in a post-effective amendment.

Response 1.

We confirm that the completed fees and expenses of the Fund will be provided in a post-effective amendment.

Comment 2.

Please confirm whether the expense waiver agreement shown in the Fees and Expenses—Annual Fund Operating Expenses table is in place for at least one year and that a copy of the expense waiver agreement will be filed as an exhibit in a post-effective amendment.

Response 2.

We confirm that the expense waiver will be in place for at least one year and that a copy of the expense waiver agreement will be filed as an exhibit in a post-effective amendment.

Comment 3.

Please include a line item for Acquired Fund Fees and Expenses in the Fees and Expenses—Annual Fund Operating Expenses table, if appropriate.

Response 3.

We confirm that Acquired Fund Fees and Expenses, as applicable, will be disclosed in the fee table.

Comment 4.

 The prospectus states that, under normal circumstances, the Fund will invest in at least three different countries. Given that the term “global” is in the Fund’s name, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response 4.

Comment acknowledged. Footnote 42 of the adopting release for Rule 35d-1 under the Investment Company Act of 1940 provides that “global” funds are not subject to the Rule.1 Footnote 42 further explains that the Securities and Exchange Commission would expect, however, that an investment company using the term “global” in its name will invest its assets in investments that are tied economically to a number of countries throughout the world. In accordance with such expectation, the Fund has included disclosure in its prospectus that, under normal circumstances, the Fund will invest in at least three different countries (one of which may be the United States). The Fund believes that the current disclosure in the prospectus is appropriate and sufficient to describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Comment 5.

Please acknowledge that short sales expenses will be disclosed in the fee table.

_____________

See Securities and Exchange Commission, Release No. IC-24828 “Investment Company Names,” (Jan. 17, 2001).

Response 5.  We confirm that short sales expenses, as applicable, will be disclosed in the fee table.

Comment 6.

Please move disclosure regarding the Fund’s temporary defensive strategy to the section of the prospectus that provides disclosure in response to Item 9 of Form N-1A.

Response 6.

Disclosure regarding the Fund’s temporary defensive strategy has been moved to the end of the Additional Information about Principal Investment Strategies and Related Risks—Principal Investment Strategies section.

Comment 7.

The Principal Investment Risks section includes a risk factor regarding Active Trading Risk. If the Fund expects to principally engage in active trading of instruments, consider adding related disclosure to the Principal Investment Strategies section.

Response 7.

Comment accepted. The Registrant has added disclosure to the Principal Investment Strategies section.

Comment 8.

With regard to the Fund’s investments in derivatives, review the Principal Investment Strategies and Principal Risks sections to ensure these sections are not overly generic.  Also, review each section to confirm that it describes the actual derivatives used and corresponding risks. Refer to the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) (the “Derivatives Letter”).  In your response, confirm that each derivative instrument described in these sections is consistent with the investment strategies of the Fund.

Response 8.

We have reviewed the Derivatives Letter and confirm that the Fund’s derivatives disclosure is consistent with the observations made therein and with the investment strategies of the Fund.

Comment 9.

Please ensure that all Principal Investment Risks listed in Item 9 of Form N-1A are also included in Item 4 of Form N-1A.

Response 9.

We confirm that all Principal Investment Risks listed in Item 9 of Form N-1A are now also included in Item 4 of Form N-1A.

* * *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

●

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (415) 262-4594.  Thank you.

Best regards,

/s/ Aisha J. Hunt

Aisha J. Hunt